SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Cyren Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.15 per share

(Title of Class of Securities)

M25596202

(CUSIP Number)

Robert B. Knauss

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878–0600

(Name, Address and Telephone Number of Person Authorized to Notices and Communications)

Copy to:

Dvir Oren, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

September 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M25596202	Page 2 of 24 Pages

1.	Names of Warburg Pincus Reporting Persons. WP XII Investments B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 27,586,733
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6%(1)
14.	Type of Reporting Person (See Instructions)
CO

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

CUSIP NO. M25596202	Page 3 of 24 Pages

1.	Names of Reporting Persons. WP XII Investments Coöperatief U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 27,586,733
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6%(1)
14.	Type of Reporting Person (See Instructions)
CO

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 4 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 4,998,992
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 4,998,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%(1)
14.	Type of Reporting Person (See Instructions)
PN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 5 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Europa) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 5,463,277
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 5,463,277
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,463,277
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%(1)
14.	Type of Reporting Person (See Instructions)
PN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 6 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 7,306,622
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 7,306,622
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,306,622
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%(1)
14.	Type of Reporting Person (See Instructions)
PN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 7 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-B (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 3,565,034
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 3,565,034
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%(1)
14.	Type of Reporting Person (See Instructions)
PN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 8 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-D (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 512,837
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 512,837
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,837
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%(1)
14.	Type of Reporting Person (See Instructions)
PN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 9 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-E (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 2,926,952
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 2,926,952
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,926,952
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%(1)
14.	Type of Reporting Person (See Instructions)
PN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 10 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus XII Partners (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 1,854,380
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 1,854,380
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,854,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%(1)
14.	Type of Reporting Person (See Instructions)
PN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 11 of 24 Pages

1.	Names of Reporting Persons. WP XII Partners (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 958,639
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 958,639
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 958,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%(1)
14.	Type of Reporting Person (See Instructions)
PN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 12 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 27,586,733
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6%(1)
14.	Type of Reporting Person (See Instructions)
OO

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 13 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Cayman) XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 27,586,733
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6%(1)
14.	Type of Reporting Person (See Instructions)
PN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 14 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Cayman) XII GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 27,586,733
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6%(1)
14.	Type of Reporting Person (See Instructions)
OO

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 15 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 27,586,733
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6%(1)
14.	Type of Reporting Person (See Instructions)
PN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 16 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 27,586,733
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6%(1)
14.	Type of Reporting Person (See Instructions)
CO

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 17 of 24 Pages

1.	Names of Reporting Persons. Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 27,586,733
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6%(1)
14.	Type of Reporting Person (See Instructions)
IN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 18 of 24 Pages

1.	Names of Reporting Persons. Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 27,586,733
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6%(1)
14.	Type of Reporting Person (See Instructions)
IN

(1)	Based on 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 19 of 24 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Original Schedule 13D filed with the SEC on November 16, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 22, 2017 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on December 29, 2017 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”). The Schedule 13D relates to the ordinary shares, nominal value NIS 0.15 per share (the “Ordinary Shares”), of Cyren Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background

Schedule I of the Original Schedule 13D is hereby amended and restated as set forth on Schedule I hereto.

Item 4.	Purpose of Transaction

This Amendment No. 3 amends Item 4 of the Original Schedule 13D to add the following:

On September 11, 2019, WP XII Investments provided a commitment letter to the Company pursuant to which, if a rights offering is consummated by the Company pursuant to the terms set forth therein, WP XII Investments committed to subscribe for an aggregate amount of at least $8,000,000 of Ordinary Shares pursuant to its basic subscription rights and over-subscription rights in such rights offering.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated to read as follows:

(a)  The percentages used herein are calculated based upon the 54,511,307 ordinary shares outstanding as of July 31, 2019, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 14, 2019.

WP XII Investments is the direct owner of 27,586,733 Ordinary Shares, representing approximately 50.6% of the outstanding Ordinary Shares. Due to their respective relationships with WP XII Investments and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 27,586,733 Ordinary Shares. Each of the Warburg Pincus Reporting Persons (with the exception of WP XII Investments) disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares, except for any pecuniary interest therein.

(b)  Each of the Warburg Pincus Reporting Persons is deemed to share with WP XII Investments the power to vote or to direct the vote and to dispose or to direct the disposition of the number of Ordinary Shares (and percentage of the number of outstanding Ordinary Shares) set forth opposite its name below:

WP XII Investments B.V.	27,586,733 (50.6%)
WP XII Investments Coöperatief U.A.	27,586,733 (50.6%)
Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P.	4,998,992 (9.2%)
Warburg Pincus (Europa) Private Equity XII (Cayman), L.P.	5,463,277 (10.0%)
Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P.	7,306,622 (13.4%)
Warburg Pincus Private Equity XII-B (Cayman), L.P.	3,565,034 (6.5%)
Warburg Pincus Private Equity XII-D (Cayman), L.P.	512,837 (0.9%)
Warburg Pincus Private Equity XII-E (Cayman), L.P.	2,926,952 (5.4%)
WP XII Partners (Cayman), L.P.	1,854,380 (3.4%)
Warburg Pincus XII Partners (Cayman), L.P.	958,639 (1.8%)
Warburg Pincus LLC	27,586,733 (50.6%)
Warburg Pincus (Cayman) XII, L.P.	27,586,733 (50.6%)
Warburg Pincus (Cayman) XII GP LLC	27,586,733 (50.6%)
Warburg Pincus Partners II (Cayman), L.P.	27,586,733 (50.6%)
Warburg Pincus (Bermuda) Private Equity GP Ltd.	27,586,733 (50.6%)

CUSIP NO. M25596202	Page 20 of 24 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 3 amends Item 6 of the Original Schedule 13D to add the following:

The information provided in response to Item 4 above is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

Exhibit A – Joint Filing Agreement, dated November 16, 2017, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit A to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2017).

Exhibit B – Securities Purchase Agreement, dated November 6, 2017, between the Company and WP XII Investments (incorporated by reference to Exhibit B to Schedule 13D filed with the SEC on November 16, 2017).

Exhibit C – Registration Rights Agreement, dated November 6, 2017, between the Company and WP XII Investment (incorporated by reference to Exhibit C to Schedule 13D filed with the SEC on November 16, 2017).

Exhibit D – Offer to Purchase, dated November 20, 2017 (incorporated by reference to Exhibit (a)(1)(A) of Schedule TO filed with the SEC on November 20, 2017).

Exhibit E – Rights Offering Commitment Letter, dated September 11, 2019.

CUSIP NO. M25596202	Page 21 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 12, 2019	WP XII INVESTMENTS B.V.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: September 12, 2019	WP XII INVESTMENTS CÖOPERATIEF U.A.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: September 12, 2019	WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: September 12, 2019	WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

CUSIP NO. M25596202	Page 22 of 24 Pages

Dated: September 12, 2019	WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: September 12, 2019	WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: September 12, 2019	WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: September 12, 2019	WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

CUSIP NO. M25596202	Page 23 of 24 Pages

Dated: September 12, 2019	WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: September 12, 2019	WP XII PARTNERS (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: September 12, 2019	WARBURG PINCUS LLC

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: September 12, 2019	WARBURG PINCUS (CAYMAN) XII, L.P.

	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: September 12, 2019	WARBURG PINCUS (CAYMAN) XII GP LLC

	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: September 12, 2019	WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

CUSIP NO. M25596202	Page 24 of 24 Pages

Dated: September 12, 2019	WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: September 12, 2019	CHARLES R. KAYE

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn, Attorney-in-Fact*

Dated: September 12, 2019	JOSEPH P. LANDY

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn, Attorney-in-Fact*

*

The Powers of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE WARBURG PINCUS REPORTING ENTITIES
Saurabh Agarwal (1)	Member and Managing Director of WP LLC
Jonas Agesand (2)	Member and Managing Director of WP LLC
Gregory C. Baecher	Member and Managing Director of WP LLC
Alexander Berzofsky	Member and Managing Director of WP LLC
Damon Beyer	Member and Managing Director of WP LLC
Peder Bratt (3)	Member and Managing Director of WP LLC
Anthony Robert Buonanno	Member and Managing Director of WP LLC
Thomas Carella	Member and Managing Director of WP LLC
Brian Chang	Member and Managing Director of WP LLC
Julian Cheng (5)	Member and Managing Director of WP LLC
Mark M. Colodny	Member and Managing Director of WP LLC
Cary J. Davis	Member and Managing Director of WP LLC
Peter Deming	Member and Managing Director of WP LLC
Yi Ding (4)	Member and Managing Director of WP LLC
Yilong Du (5)	Member and Managing Director of WP LLC
Min Fang (4)	Member and Managing Director of WP LLC
Max Fowinkel (3)	Member and Managing Director of WP LLC
Joseph Gagnon	Member and Managing Director of WP LLC
Timothy F. Geithner	Member, Managing Director and President of WP LLC
Stephanie Geveda	Member and Managing Director of WP LLC
Steven G. Glenn	Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC
David Habachy	Member and Managing Director of WP LLC
William Blake Holden	Member and Managing Director of WP LLC
John Andrew Holland	Member and Managing Director of WP LLC
Edward Y. Huang	Member and Managing Director of WP LLC
Faisal Jamil (6)	Member and Managing Director of WP LLC
Peter R. Kagan	Member and Managing Director of WP LLC
Charles R. Kaye	Managing Member and Co-Chief Executive Officer of WP LLC
Deborah Kerr	Member and Managing Director of WP LLC
Robert B. Knauss	Member and Managing Director of WP LLC
David B. Krieger	Member and Managing Director of WP LLC
Amr Kronfol	Member and Managing Director of WP LLC
Rajveer Kushwaha	Member and Managing Director of WP LLC
Joseph P. Landy	Managing Member and Co-Chief Executive Officer of WP LLC
James Levy	Member and Managing Director of WP LLC
Vishal Mahadevia	Member and Managing Director of WP LLC
Frank Marinaro	Member and Managing Director of WP LLC
Harsha Marti	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC
Vishnu Menon	Member and Managing Director of WP LLC
Piero Minardi (7)	Member and Managing Director of WP LLC
Henrique Muramoto (8)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC
Hoi Ying Ng (5)	Member and Managing Director of WP LLC

René Obermann (3)	Member and Managing Director of WP LLC
Narendra Ostawal (1)	Member and Managing Director of WP LLC
Andrew Park	Member and Managing Director of WP LLC
Jeffrey Perlman	Member and Managing Director of WP LLC
Chandler Reedy	Member and Managing Director of WP LLC
David Reis (3)	Member and Managing Director of WP LLC
John Rowan	Member and Managing Director of WP LLC
Justin L. Sadrian	Member and Managing Director of WP LLC
Anish Saraf (1)	Member and Managing Director of WP LLC
Adarsh Sarma	Member and Managing Director of WP LLC
Viraj Sawhney (1)	Member and Managing Director of WP LLC
John W. Shearburn	Member and Managing Director of WP LLC
Ashutosh Somani	Member and Managing Director of WP LLC
David Sreter	Member and Managing Director of WP LLC
Jeffrey Stein	Member and Managing Director of WP LLC
Biddanda N. Thimmaya (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC
Somit Varma (1)	Managing Director of WP LLC
Zhen Wei (5)	Member and Managing Director of WP LLC
James W. Wilson	Member and Managing Director of WP LLC
Bo Xu (4)	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC
Lei Zhang (4)	Member and Managing Director of WP LLC
Qiqi Zhang (4)	Member and Managing Director of WP LLC
Langlang Zhou (4)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC

(1)	Citizen of India
(2)	Citizen of Sweden
(3)	Citizen of Germany
(4)	Citizen of China
(5)	Citizen of Hong Kong
(6)	Citizen of United Kingdom
(7)	Citizen of Italy
(8)	Citizen of Brazil

The directors of WP XII BV are Tara E. O’Neill, Timothy J. Curt, Guido F.X.M. Nieuwenhuizen, and Roeland Smeets.

The directors of WP XII Investments Coöperatief are Tara E. O’Neill, Timothy J. Curt, Guido F.X.M. Nieuwenhuizen, and Roeland Smeets.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Charles R. Kaye	Sole Directors and Co-Chairman of Warburg Pincus (Bermuda) Private Equity GP Ltd. and Managing Member and a Co-Chief Executive Officer of Warburg Pincus LLC.	United States
Joseph P. Landy	Sole Directors and Co-Chairman of Warburg Pincus (Bermuda) Private Equity GP Ltd. and Managing Member and a Co-Chief Executive Officer of Warburg Pincus LLC.	United States
Tara E. O’Neill	Managing Director A of WP XII Investments B.V. and WP XII Investments Cooperatief U.A. and a Senior Vice President of Warburg Pincus LLC.	United States
Timothy J. Curt	Managing Director A of WP XII Investments B.V. and WP XII Investments Cooperatief U.A. and a Managing Director of Warburg Pincus LLC.	United States
Guido F.X.M. Nieuwenhuizen	Managing Director A of WP XII Investments B.V. and WP XII Investments Cooperatief U.A. and General Manager of Warburg Pincus B.V.	The Netherlands
Roeland Smeets	Managing Director B of WP XII Investments B.V. and WP XII Investments Cooperatief U.A. and a Finance Director of Warburg Pincus B.V.	The Netherlands

As of August 1, 2019